EXHIBIT 99.13

Chunghwa Telecom announces its operating results for December 2016

Date of events: 2017/01/10

Contents:

1.Date of occurrence of the event:2017/01/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:Chunghwa Telecom announced its total revenue for 2016 was NT$230.01 billion, a 0.8% decrease year-over-year. Operating income and pretax income were NT$48.06 billion, decreasing by 4.6%

year-over-year, and NT$49.33 billion, decreasing by 5.1% year-over-year,

respectively.	Net income attributable to stockholders of the parent

company was NT$40.03 billion, a 6.5% decrease year-over-year. Accumulated

EPS was NT$5.16, higher than the guidance. The impairment loss of NT$1.17 billion for 2G asset and for our investment in China Airlines under Taiwan

IFRSs approximately resulted in a decrease of EPS NT$0.14 in 2016.

The consolidated revenue for December 2016 was NT$20.71 billion, a 1.9%

decrease year-over-year. Operating costs and expense were NT$17.32 billion, a 1.5% decrease year-over-year. Operating income was NT$2.93 billion, a 16.9% decrease year-over-year, and pretax income was NT$2.64 billion, a 29.8% decrease year-over-year. Additionally, net income attributable to stockholders of the parent company was NT$1.97 billion,

a 34.1% decrease year-over-year, and EPS was NT$0.25.

Mobile communications business revenue in December decreased year-over-year mainly due to the decrease of device sales revenue and mobile voice revenue. Value-added service revenue increased driven by the growth of mobile internet subscriber base.

In December, internet revenue and ICT project revenue increased year-over-year, but broadband access revenue slightly decreased. Local revenue decreased as well because of mobile and VoIP substitution.

Operating costs and expenses in December decreased mainly due to the decrease of interconnection expense and marketing expense.

6.Countermeasures:None

7.Any other matters that need to be specified:None